United States securities and exchange commission logo





                           June 14, 2021

       Angela Blatteis
       Co-Chief Executive Officer
       TKB Critical Technologies 1
       400 Continental Blvd, Suite 600
       El Segundo, CA 90245

                                                        Re: TKB Critical
Technologies 1
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 19,
2021
                                                            CIK No. 0001860514

       Dear Ms. Blatteis:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 19, 2021

       Summary
       Founder Shares, page 15

   1. Since a business combination will be approved only if a majority of the outstanding shares of common stock
voted are voted in favor, also disclose how many public shares would be needed to vote
in favor of a business combination assuming the minimum
                                                        number of shares
representing a quorum are voted.
       Management
       Conflicts of Interest, page 112

   2. We note the name of your company includes the number "1." If the founders intend this
 Angela Blatteis
TKB Critical Technologies 1
June 14, 2021
Page 2
         company to be the first in a series of special purpose acquisition companies, expand your disclosure here, and include an additional risk factor, highlighting the future conflicts that may arise from multiple special purpose acquisition companies with affiliated sponsors and management competing for business targets.
Signatures, page II-5

3. Please ensure that the registration statement is signed by your authorized representative in the United States.
       You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



FirstName LastNameAngela Blatteis                               Sincerely,
Comapany NameTKB Critical Technologies 1
                                                                Division of
Corporation Finance
June 14, 2021 Page 2                                            Office of
Technology
FirstName LastName